UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 000-30078

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: + 33 1 46 29 08 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Press Release

Wavecom Third Quarter 2008 Financial Results

and Strategic Update

Issy-les-Moulineaux (France) – October 22, 2008 – Wavecom S.A. today announced financial results for its third quarter 2008 ending September 30, 2008 and a strategic review of its business.

•	Third Quarter 2008 Financial Results weakened by global economic slowdown

•	Longer term, Wavecom’s core business promising

•	Wavecom’s board considers Gemalto’s offer inadequate , as it “fails to deliver sufficient value to merit support”

Third quarter 2008 ending September 30, 2008 financial results summary:

•	Wavecom posted sales of €28.9 million in the context of a global economic slowdown

•	Product gross margin remains strong at 50.8%

•	Backlog has increased from last quarter

•	A cost reduction program is in place, leading to targeted future savings between €12-16 million per annum

•	Net loss of €4 million.

Over the longer term however, Wavecom’s management remains confident, given the Company’s strong position in the very promising M2M market and the Company’s key strengths:

•	A strong traditional product pipeline serving all key M2M industries

•	A leading position with inSIM® (embedding SIM chips directly into modules) coupled with Anyware Technologies software, to provide high margin and recurring revenue potential

Gemalto’s offer fails to value this unique position of Wavecom and its prospects for growth, and is highly opportunistic given current stock market volatility. For Gemalto, Wavecom represents a strategic opportunity to maintain leadership in the telecom market

Michel Alard, Chairman of the board of directors of Wavecom commented: “Wavecom has significant future value and the Company’s board of directors is united in their determination to maximise value to all stakeholders.”

1.	Third Quarter 2008 Overview:

In millions of euros (Under US GAAP)	Consolidated Group Results

	Q3 2007	Q2 2008	Q3 2008
Revenues	52.4	34.9	28.9
Gross profit	23.7	18.3	14.0
Operating expenses	19.6	18.9	19.3
Operating income/(loss)	4.1	(0.5)	(5.3)
Net income/(loss)	3.3	0.6	(4.1)

Additional information
Operating income/(loss)	4.1	(0.5)	(5.3)
Stock based related expenses:	(1.7)	(0.7)	(0.6)
Amortization expense related to acquisitions	(0.8)	(1.0)	(1.0)
Operating income before stock based compensation and amortization expense related to acquisitions	6.6	1.1	(3.7)

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

•	The Company’s third quarter financial results reflect the global economic slowdown that continues to decrease revenues particularly in two key vertical markets – automobiles and alarms. The overall macro automotive market has experienced a slowdown and, specific to Wavecom, as previously stated, two major contracts came to an end with final shipments delivered in Q3 2007 for the first project and in Q2 2008 for the second project. The demand for alarm systems, particularly in the U.S. has been negatively impacted by the sluggish real estate market.

•	Other factors impacting the year-on-year decline include price erosion and unfavorable foreign exchange fluctuations as well as some difficulties in product transitions which have now been resolved.

•	New products such as the Wireless Microprocessor®, Q2686 and Q2687 have begun to gain traction and customers are beginning to shift towards these products.

•	The backlog (twelve-month rolling confirmed orders) of €32.0 million, as of September 30, 2008, increased from €30.2 million the previous quarter.

•	Wavecom’s gross product margins remained strong at €14 million or 50.8% of product revenues which management believes is the highest rate in the industry.

•

At an operating level, management has identified areas for expense reduction, targeting future per annum savings between €12 and €16 million taking into account the current difficult economic environment and the Company’s current reduced revenue level.

2.	Wavecom’s positioning and long-term prospects

•	As the telephone handset sector begins reaching maturity and consequently slows down, M2M (machine to machine communication) is a promising growth area.

•	Wavecom is uniquely positioned in wireless M2M with its complement of wireless modules that function as wireless central processing units hosting a robust software platform including remote device management capabilities. It also has the internal expertise to build subsystems such as telematics boxes for cars and trucks or wirelessly-connected alarm panels.

•	Among all of the unique attributes described above, inSIM® (embedded SIM) is a key element of future market growth. The current SIM card remains a point of weakness for M2M while the embedded SIM technology increases the ability to meet industrial application conditions. An embedded SIM also simplifies logistics and improves subscriber security.

•

In addition to the strategic importance of inSIM®, the complete service platform that Wavecom’s subsidiary Anyware Technologies brings to the Company is equally critical. This technology allows for remote management and diagnostics of all machines equipped with wireless communication and is highly secure.

•

As a result of the strategic attributes described above – Wavecom has built a strong and promising three-year pipeline of 289 current projects, 291 new designs and 280 additional promising new business opportunities.

3.	Gemalto’s offer

On October 6, 2008 Gemalto announced a unsolicited offer for Wavecom. The Wavecom board of directors responded in a public announcement on October 9, 2008 that after due and careful consideration of Gemalto’s unsolicited offer to take control of Wavecom, it had reached the conclusion that Gemalto’s unsolicited offer is not in the best interests of Wavecom, its shareholders and employees.

Anthony Maher, independent director and Chairman of Wavecom’s M&A sub-committee summarized the position of the board, saying “While Wavecom is always interested in any transaction that benefits shareholders and other stakeholders, we have concluded that the proposed acquisition by Gemalto fails to deliver sufficient value to merit support.”

The board will issue a more detailed opinion on Gemalto’s offer together with its formal response, in accordance with AMF (French Stock Market Authorities) and SEC (US Securities and Exchange Commission) regulations within the designated timeframe.

4.	Conference Call:

A conference call, reserved for the financial community, will take place at 2:30 pm (Paris time) today (in English). To access this call, please use the following numbers: +33 (0)1 70 99 43 04 in France, +44 (0)20 7806 1968 in the U.K. and +1 718 354 1390 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Conference call replay available until October 24 by dialing-in to the following numbers: +33 (0)1 71 23 02 48 in France, +44 (0)20 7806 1970 in the UK and +1 718 354 1112 in the US with access code: 3801714#.

Wavecom will announce its fourth quarter 2008 results on February 5, 2009 at 7:00 a.m. Paris time.

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

http://www.wavecom.com

Contact Wavecom Lisa Ann Sanders Director Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 e-mail: lisaann.sanders@wavecom.com

Contact Brunswick :

Andrew Dewar

Jérôme Biscay

Tel:  +33 (0) 153 96 83 83

e-mail:  wavecom@brunswickgroup.com

Contact Lovallo IR PR:

US Investor Relations

John D. Lovallo, President

Lovallo Communications Group, LLC

Tel:  +1 203 431 0587

e-mail:  johnlovalloirpr@sbcglobal.net

This release contains forward-looking statements that relate to the Company’s plans, objectives, estimates and goals. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements. The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, nascent vertical markets, a long sales cycle, the uncertain rate of development of the M2M market for wireless communications, success of the Company’s new services line, technological changes, vertical integration by other market participants, failure to protect the Company’s intellectual property, possible quality issues on our products, dependence on third parties, in particular its manufacturing partner and other third party suppliers, currency rate fluctuations and other risks associated with managing growth or associated with the Company’s global operations. These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the U.S.Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

Wavecom shareholders are urged to read Wavecom’s Note en réponse when it is filed with the Autorité des Marchés (the “AMF”) and its Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed with the U.S. Securities and Exchange Commission (the “SEC”), as they will contain important information. The Note en réponse and the Solicitation/Recommendation Statement and other public filings made from time to time by the Company are available without charge from, respectively, the AMF’s website at www.amf-france.org or the SEC’s website at www.sec.gov, and at www.wavecom.com.

Abbreviated consolidated financial tables follow

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended
	September 30, 2007	June 30, 2008	September 30, 2008
	Euro	Euro	Euro
Revenues :
Product sales	50 405	33 401	27 504
Services revenue	1 958	1 499	1 411

	52 363	34 900	28 915
Cost of revenues :
Cost of goods sold	26 956	15 141	13 529
Cost of services	1 666	1 425	1 352

	28 622	16 566	14 881

Gross profit	23 741	18 334	14 034
Operating expenses :
Research and development	8 493	9 319	7 687
Sales and marketing	5 689	5 810	6 095
General and administrative	5 461	3 733	5 520

Total operating expenses	19 643	18 862	19 302

Operating income (loss)	4 098	(528)	(5 268)

Interest income and other financial income, net	127	870	1 014
Foreign exchange gain (loss), net	(832)	171	142

Total financial income (loss)	(705)	1 041	1 156

Income (loss) before income taxes	3 393	513	(4 112)
Income tax expense (benefit)	49	(38)	(45)

Net income (loss)	3 344	551	(4 067)

Basic net income (loss) per share	0.22	0.04	(0.27)

Diluted net income (loss) per share	0.18	0.04	(0.27)

Number of shares used for computing :
- basic	15 199 624	15 259 641	15 185 200
- diluted	18 785 143	18 329 375	15 185 200

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

Nine months ended
	Sept 30, 2007	Sept 30, 2008
	Euro	Euro

Revenues :
Product sales	153 967	97 813
Services revenue	2 623	4 105

	156 590	101 918

Cost of revenues :
Cost of goods sold	83 107	46 096
Cost of services	4 825	3 831

	87 932	49 927

Gross profit	68 658	51 991
Operating expenses :
Research and development	24 430	26 729
Sales and marketing	16 844	19 104
General and administrative	16 944	15 078

Total operating expenses	58 218	60 911

Operating income (loss)	10 440	(8 920)

Interest income and other financial income, net	963	2 710
Foreign exchange gain (loss), net	(930)	268

Total financial income	33	2 978

Income (loss) before income taxes	10 473	(5 942)
Income tax expense (benefit)	151	(90)

Net income (loss)	10 322	(5 852)

Basic net income (loss) per share	0.68	(0.38)

Diluted net income (loss) per share	0.64	(0.38)

Number of shares used for computing :
- basic	15 092 060	15 253 071
- diluted	16 186 995	15 253 071

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2007	At Sept 30, 2008
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	4 677	3 359
Marketable securities	134 610	122 189
Accounts receivable, net	29 467	20 872
Inventory	6 032	5 458
Value added tax recoverable	1 124	684
Prepaid expenses and other current assets	3 141	2 221
Deferred tax assets	4 514	4 514

Total current assets	183 565	159 297

Other assets :
Long-term investments	3 731	5 968
Other assets and Interest in associates	4 517	4 138
Research tax credit	2 049	2 677
Income tax receivable	13 083	13 083
Intangible and tangible assets, net	16 336	18 617
Goodwill	8 117	16 721

Total assets	231 398	220 501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities :
Accounts payable	27 612	21 392
Accrued compensation	8 584	5 105
Current portion of other accrued expenses	3 572	3 320
Current portion of convertible bonds	664	1 055
Current portion of capitalized lease obligations	207	260
Deferred revenue and advances received from customers	307	1 097
Deferred tax liabilities	-	154
Other liabilities	3 652	6 829

Total current liabilities	44 598	39 212

Long-term liabilities :
Long-term portion of other accrued expenses	16 636	14 739
Long-term portion of convertible bonds	80 500	80 500
Long-term portion of capitalized lease obligations	340	245
Other long-term liabilities	616	478

Total long-term liabilities	98 092	95 962

Shareholders’ equity :
Shares, euro 1 nominal value, 15,820,442 shares authorized, issued and outstanding at September 30, 2008 (15,796,591 at December 31, 2007)	15 797	15 820
Additional paid-in capital	146 052	152 264
Treasury stock at cost (1,091,861 shares at September 30, 2008 and 544,322 at December 31, 2007)	(8 823)	(10 777)
Accumulated deficit	(62 548)	(69 681)
Accumulated other comprehensive income (loss)	(1 770)	(2 299)

Total shareholders’ equity	88 708	85 327

Total liabilities and shareholders’ equity	231 398	220 501

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Nine months ended September 30,
	2007	2008
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	10 322	(5 852)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization and impairment of intangible and tangible assets	6 254	6 559
Amortization of debt issue costs	-	280
Share-based compensation	3 073	6 114
Loss on sales and retirement of tangible assets	13	31
Disposal (acquisition) of marketable securities, net	(102 140)	12 421
Deferred tax	-	(151)
Net increase (decrease) in cash from working capital items	(4 581)	986

Net cash provided (used) by operating activities	(87 059)	20 388

Cash flows from investing activities :
Acquisition of long-term investments	(55)	(2 236)
Purchases of intangible and tangible assets	(3 873)	(5 090)
Acquisition of certain assets, net of cash acquired	-	(10 746)
Proceeds from sale of intangible and tangible assets	-	57
Purchase of interets in associates	(7)	4

Net cash used by investing activities	(3 935)	(18 011)

Cash flows from financing activities :
Proceeds from convertible bonds (net of debt issue cost of €2,501)	77 998	-
Principal payments on capital lease obligations	(207)	(225)
Purchases of treasury stock	(7 510)	(3 235)
Proceeds from exercise of stock options and founders’ warrants	1 843	122

Net cash provided (used) by financing activities	72 124	(3 338)
Effect of exchange rate changes on cash and cash equivalents	(525)	(357)

Net decrease in cash and cash equivalents	(19 395)	(1 318)
Cash and cash equivalents, beginning of period	54 776	4 677

Cash and cash equivalents, end of period	35 381	3 359

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: October 22, 2008	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer